Capital Bank Financial Corp.

121 Alhambra Plaza, Suite 1601

Coral Gables, FL 33134

November 1, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Bank Financial Corp. request to withdraw Registration Statement on Form S-1, File No. 333-182453

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Capital Bank Financial Corp., a Delaware corporation (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1, originally filed June 29, 2012 (File No. 333-182453) (together with all amendments and exhibit thereto, collectively, the “Registration Statement”).

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a) under the Securities Act. Please note that the Registration Statement was not declared effective by the Commission, and no securities of the Company were sold pursuant to the Registration Statement. In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant or its affiliates.

Please provide David E. Shapiro or Mark F. Veblen of Wachtell, Lipton, Rosen & Katz, our outside counsel, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Messrs. Shapiro’s and Veblen’s facsimile number is (212) 403-2000. If you have any questions regarding this application for withdrawal, please call Mr. Shapiro at (212) 403-1314 or Mr. Veblen and (212) 403-1396.

[Signature page follows.]

Sincerely,

/s/ Christopher G. Marshall
Christopher G. Marshall
Chief Financial Officer

cc:	David E Shapiro, Esq.
Mark F. Veblen, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019